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[COLUMBIA GAS SYSTEM LETTERHEAD]

                                January 10, 1995


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                   The Columbia Gas System, Inc. ("Columbia")

                                File No. 70-8575

Gentlemen:

     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 17, 1995 (the "Order") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby certifies that Columbia made a loan to the Employee's Thrift Plan of Columbia Gas on September 20, 1995 in the amount of $4,182,649.63. The undersigned further certifies that the above-mentioned transaction has been carried out in accordance with the terms and conditions of, and for the purposes requested by, the Application, as amended, filed by Columbia with the Commission and the Order of the Commission with respect thereto.

     The undersigned transmits to the Commission the attached "past tense" Opinion of Counsel to complete this file.

                               Very truly yours,

                               THE COLUMBIA GAS SYSTEM, INC.



                               By:   /s/ L. J. Bainter
                                  -------------------------
                                   L. J. Bainter, Treasurer
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                                                                January 9, 1996


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

          Re:  The Columbia Gas System, Inc.
               File No. 70-8575

          I have acted as Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act") in connection with the Joint Application-Declaration on Form U-1 (File No. 70-8575), as amended by Amendment Nos. 1 and 2 (hereinafter referred to together as the "Application-Declaration"), relating to the loan by Columbia of $4.3 million, evidenced by a note (the "Note"), to the Employees' Thrift Plan of Columbia Gas System Trust (the "Thrift Plan Trust"), in order to alleviate the hardship on plan participants, each of whom is an employee of one of sixteen wholly-owned Columbia subsidiaries, incurred as a result of the seizure of Confederation Life Insurance Company of Canada by Canadian and U.S. governmental authorities.

          The loan by Columbia to the Thrift Plan Trust, as more fully described in the Application-Declaration, is hereinafter sometimes referred to as the "Proposed Transaction."

          In connection with the foregoing, I have examined:

     (i)       the Application-Declaration,

     (ii)      the form of Promissory Note evidencing the loan;

     (iii) copies of the Restated Certificate of Incorporation and Bylaws of Columbia;

     (iv) the Order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), dated March 8, 1995, approving the Proposed Transaction;

     (v) the Closing Agreement On Final Determination Covering Specific Matters between the United States Internal Revenue Service (the "Service") and Columbia, et al., providing that the Service will
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               treat the Employees' Thrift Plan of Columbia as not
               failing to satisfy the requirements of section 401(a) of the Internal Revenue Code;

     (vi) the Exemption issued by the United States Department of Labor, dated June 21, 1995, allowing Columbia to undertake the Proposed Transaction;

     (vii) the Order of the Commission approving the Proposed Transaction (HCAR No. 62274 April 17, 1995); and

     (viii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.

               Based upon the foregoing and relying thereon, I am of the opinion, assuming that all taxes and government charges in connection with such transaction have been paid, that:

               (a) all state and federal laws applicable to the Proposed Transaction have been complied with;

               (b) Columbia received an order from the Bankruptcy Court authorizing the loan to the Thrift Plan Trust;

               (c) Columbia is a validly organized and duly existing corporation in good standing under the laws of the State of Delaware;

               (d) the Note evidencing the loan to the Thrift Plan Trust as part of the Proposed Transaction is a valid and binding obligation of the Thrift Plan Trust in accordance with the terms of such Note;

               (e) the consummation of the Proposed Transaction does not violate the legal rights of the holders of any securities issued by Columbia or any associate company thereof; and

               (f)       the Proposed Transaction was consummated in
                         accordance with the Application-Declaration.
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               I hereby consent to the filing of this opinion together with the
Certificate of the corporation filed pursuant to Rule 24.

                                               Very truly yours,


                                               /s/ Joyce Koria Hayes
                                               ---------------------
                                               Joyce Koria Hayes
                                               Associate General Counsel
                                               and Assistant Secretary

                                               Columbia Gas System
                                               Service Corporation